Exhibit 21

Subsidiary		Percentage
		of Ownership

General Steel Investment Co., Ltd.	British Virgin Islands	100.0%

General Steel (China) Co., Ltd. (aka Daqiuzhuang Metal)	P.R.C.	100.0%

Baotou Steel – General Steel Special Steel Pipe Joint Venture Co., Ltd.	P.R.C.	80.0%

Yangpu Shengtong Investment Co., Ltd.	P.R.C.	99.1%

Tianwu General Steel Material Trading Co., Ltd	P.R.C.	60.0%

Qiu Steel Investment Co., Ltd.	P.R.C.	98.7%

Shaanxi Longmen Iron and Steel Co. Ltd.	P.R.C.	60.0%

Maoming Hengda Steel Group Co., Ltd.	P.R.C.	99.0%